Brinkley Dickerson 404.885.3822 telephone 404.962.6743 facsimile brink.dickerson@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

September 22, 2017

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GreenSky, Inc.
Draft Registration Statement on Form S-1
Submitted July 31, 2017
CIK No. 0001712923

Dear Ms. Jacobs:

On behalf of GreenSky, Inc. (the “Company”), the undersigned has set forth below the responses of the Company to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated August 27, 2017. For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 1 to the above-referenced Draft Registration Statement on Form S-1 (the “Revised Registration Statement”) with the Commission via the Commission EDGAR system, reflecting the revisions described in this letter as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of the Revised Registration Statement, which has been marked to indicate the changes from the Registration Statement, as submitted to the Commission on July 31, 2017.

Atlanta      BEIJING      CHARLOTTE      Chicago      Hong Kong      New York      Orange County      Portland       RAleigh
Richmond      San Diego      San francisco      Shanghai      Tysons Corner      Virginia Beach      Washington, DC

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Capitalized terms that are used but not defined in this letter shall have the meanings ascribed to them in the Revised Registration Statement. All page references in the responses refer to page numbers of the prospectus that is part of the Revised Registration Statement. All responses provided herein are based solely on information provided by the Company.

General

1.	Please define the term “economic interest.”

Response to Comment 1:

On page ii of the prospectus, the Company has defined “economic interest” as the right to receive any distributions or dividends, whether cash or stock, in connection with common stock.

Cover Page

2.	Please describe your status as a controlled company, including what this means to Class A holders. Briefly identify the Class B holders.

Response to Comment 2:

Under the listing rules of The NASDAQ Stock Market LLC and the New York Stock Exchange, a “controlled company” is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.

Upon the consummation of this offering, the Company expects that certain affiliates of David Zalik, the Company’s Chief Executive Officer, may hold less or more than 50% of the voting power for the election of directors, depending on the numbers of (i) shares of Class B common stock to be issued in the Reorganization Transactions, (ii) shares of Class A common stock to be sold in this offering and (iii) Holdco Units to be purchased from various Exchanging Members (including affiliates of Mr. Zalik) using a portion of the net proceeds of this offering. As those amounts are not currently determinable, the Company is unable to verify at this time the Company’s status as a controlled company. However, it is the current expectation that the Company will not be a controlled company.

Once the Company is able to determine its status, it will describe that status, including any implications to holders of Class A common stock.

The Company has added disclosure briefly identifying the Class B holders on the cover page of the prospectus.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Prospectus Summary, page 1

3.	Disclose the combined voting power of the executive officers, directors, and persons holding more than five percent of your common stock.

Response to Comment 3:

The Company has disclosed the combined voting power of the executive officers, directors and persons holding more than five percent of the Company’s common stock on page 16 of the prospectus.

4.	To the extent the amount borrowed under the term loan facility used to distribute cash to your existing equity owners will be material, disclose the terms of this loan and the impact on the company.

Response to Comment 4:

The Company has added disclosure on page 98 of the prospectus disclosing the material terms of the term loan and the impact on the Company.

5.	Please revise the charts on page 3 and page 76 to present bar graphs for Net Income with equal or greater prominence. Refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 5:

On pages 3 and 80 of the prospectus, the Company has added bar graphs for net income and placed the net income bar graph in front of the adjusted EBITDA bar graph.

Our Business Model, page 5

6.	Please revise page 6 to clarify whether merchants counted in your dollar-based retention metric have been customers for at least two 12-month periods. To this extent, it would seem that this measure may be skewed if a merchant were acquired part-way through year one, and this measure considered a full-year of transaction volume in year two compared to only a partial year one. Please clarify how this situation would be addressed when calculating this measure.

Response to Comment 6:

The Company’s “dollar-based retention” analysis includes merchants once they have been on the Company’s platform for a six-month “seasoning” period after signup. As a result, a

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

merchant acquired midway through a prior 12-month measurement date would be excluded from the “dollar-based retention” analysis. On pages 6 and 109 of the prospectus, the Company has revised the description of this calculation to more fully describe the analysis and to clarify the figure on a quarterly basis.

Business Metrics, page 7

7.	You refer to payback periods, merchant retention rates, and dollar-based retention rates in your submission. Advise whether you use these metrics to manage your business, and the consideration given to presenting these measures as business metrics.

Response to Comment 7:

The payback period associated with acquiring new merchants, as well the dollar-based retention of total merchant cohorts, are key measures of unit economics that the Company actively monitors in the management of its business. These metrics help the Company optimize its sales and marketing spending, measure the satisfaction of its merchant network, and generally inform decisions with respect to the continued development and refinement of the Company’s platform. In addition, the Company believes these metrics will improve investors’ understanding of the Company’s sales and marketing practices and merchant retention on a unit level. However, because these are measures of unit economics, the Company elected to present them separately from its business metrics.

8.	Clarify that active merchants and cumulative consumer accounts are not directly correlated to revenues.

Response to Comment 8:

The Company has revised pages 7, 80 and 81 of the prospectus to clarify that active merchants and cumulative consumer accounts may not be directly correlated to revenues.

Organizational Structure, page 11

9.	Expand your disclosure to explain the business or strategic rationale for why this particular structure was selected, including any material benefits to you and the continuing members.

Response to Comment 9:

The Company has expanded its disclosure on pages 11, 13 and 14 of the prospectus to explain the rationale for why this particular structure was selected.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

10.	To facilitate understanding of the transactions, please identify the transaction as an “Up-C.”

Response to Comment 10:

The Company has identified the transaction as an “Up-C” on page 11 of the prospectus.

11.	Provide a diagram depicting your organizational structure before giving effect to the transactions. Distinguish the former corporate investors from the continuing LLC members.

Response to Comment 11:

The Company has provided a diagram depicting its organizational structure before giving effect to the transactions, and distinguished the Former Corporate Investors from the Continuing LLC Members, on page 11 of the prospectus.

12.	Although you state that you have no current plans to pay dividends on Class A common stock, briefly describe how any future dividends will be distributed from the operating LLC to public shareholders.

Response to Comment 12:

The Company has added disclosure on page 17 of the prospectus briefly describing how any future dividends could be distributed from GSLLC to GS Holdings, to GreenSky, Inc. and finally to public stockholders. Because GreenSky, Inc. will be the managing member of GS Holdings, which is the managing member of GSLLC, GreenSky, Inc. will have the ability to determine when distributions will be made by GSLLC to GS Holdings and the amount of any such distributions. Any such distributions will then be distributed to all holders of Holdco Units, including GreenSky, Inc., pro rata based on holdings of Holdco Units. The cash received from such distributions will be available to make any payments required under the Tax Receivable Agreement, as well as to facilitate the payment of taxes and other expenses. Any future determination to pay dividends on the Company’s Class A common stock will be made at the discretion of the Company’s board of directors, subject to applicable laws.

The Offering, page 13

13.	We note that certain holders of Holdco Units issued upon the exercise of options or warrants will have the right to exchange those units, along with shares of Class B common stock, for either Class A common stock or cash, at GS Holdings’ option. Please provide us with your analysis of whether this potential redemption for cash is outside of

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

the Company’s control and, consequently, whether the Class B common stock should be classified as temporary equity. Please specifically address in your response how you considered the fact that holders of the Class B common stock will be former or continuing GreenSky, LLC members with a significantly larger percentage of voting power than Class A common stock holders. Refer to ASC 480-10-S99-3A(3) and (6).

Response to Comment 13:

Under SEC Accounting Series Release No. 268 and ASC 480-10-S99-3A(3) and (6), redeemable equity securities that are redeemable for cash or other assets should be classified as temporary equity if, without limitation, they are redeemable upon the occurrence of an event that is not solely within the control of the issuer.

Holders of Holdco Units will have the right to exchange their units (together with an equal number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at GS Holdings’ option. Because GreenSky, Inc. will be the managing member of GS Holdings, GreenSky, Inc. will operate and control all of the business and affairs of GS Holdings. Any redemption of Holdco Units and Class B common stock for cash would be determined by the board of directors of GreenSky, Inc. (and not by the option holder, warrant holder or stockholders of GreenSky, Inc.). Therefore, GreenSky, Inc., by virtue of its management interest, controls the decision whether to redeem Holdco Units and Class B common stock for Class A common stock or cash, and the fact that holders of the Class B common stock will be Continuing LLC Members with a significantly larger percentage of voting power than Class A common stockholders is not relevant. Since the potential redemption for cash is solely within the control of GreenSky, Inc., the Company believes the Class B common stock and noncontrolling interest in GS Holdings is best accounted for as permanent equity as opposed to temporary equity.

Risk Factors, page 22

14.	Provide a separately captioned risk factor noting the implications to shareholders resulting from the choice of forum provisions contained in your certificate of incorporation.

Response to Comment 14:

The Company has provided on page 52 of the prospectus a separately captioned risk factor noting the implications to stockholders resulting from the choice of forum provisions contained in the Company’s certificate of incorporation.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

15.	You indicate that your certificate of incorporation will provide that any derivative action may be brought only by holders of not less than 3% of the aggregate outstanding shares of your Class A common stock and Class B common stock. Add a risk factor noting the existence of this threshold and discussing the resulting impact on your shareholders.

Response to Comment 15:

The Company has added a risk factor on pages 52 and 53 of the prospectus noting the provision of its certificate of incorporation limiting derivative actions by stockholders and discussing the resulting impact on the Company’s stockholders.

16.	To the extent you materially rely on your third-party transaction processor to make loans, ensure that you identify the processor and discuss any such reliance.

Response to Comment 16:

The Company has added disclosure on page 30 of the prospectus identifying the Company’s third-party transaction processor, Comdata Network, Inc., and its current role. The Company notes that transaction processing is a highly competitive business and that several alternative vendors exist.

“Our agreements with our Bank Partners are non-exclusive, short-term ...,” page 22

17.	As of March 31, 2017, your four largest bank partners provided approximately 86% of the overall commitments to originate loans through your program. Describe the nature and extent of any dependence on these agreements and any key material terms.

Response to Comment 17:

The Company has added disclosure on page 24 of the prospectus describing its material dependence on loan origination agreements and servicing agreements with its four largest Bank Partners, including SunTrust Bank, Regions Bank, Synovus Bank and Fifth Third Bank, and the key material terms of those agreements.

“A large percentage of our revenue is concentrated with our top ten merchants ...,” page 23

18.	You state that franchisees of Renewal by Anderson, your largest sponsor, represented approximately 19% of total revenue in 2016. Discuss any material reliance on this sponsor, and the key material terms of any agreements.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Response to Comment 18:

The Company has added disclosure on page 26 of the prospectus discussing the extent to which it relies on Renewal by Andersen, its largest Sponsor, and the material terms of its agreement with Renewal by Andersen.

Use of Proceeds, page 62

19.	You indicate that the remaining net proceeds received by GS Holdings and GSLLC will be used for general corporate purposes. Please provide more specific disclosure regarding the intended use of any such remaining proceeds, to the extent known. For example, disclose any material capital expenditures that you expect to cause GSLLC to make, including any related to the growth opportunities discussed on pages 103 and 104. To the extent you intend to use any proceeds to repay the term loan, ensure that you provide applicable disclosure. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response to Comment 19:

The Company does not expect to use proceeds from the offering to repay the term loan. The Company has not yet determined the intended use of proceeds by GS Holdings and GSLLC other than for general corporate purposes. The Company will provide further detail regarding the intended use of proceeds by GS Holdings and GSLLC when such information becomes available.

Unaudited Pro Forma Consolidated Financial Information, page 69

20.	Please revise your pro forma financial statements to separately present adjustments related to the Reorganization Transactions and adjustments related to the Offering. Please also include a sub-totaled column showing the historical financial information adjusted for the Reorganization Transactions but before the effects of the Offering. Refer to the instructions to Rule 11-02(b)(6) of Regulation S-X.

Response to Comment 20:

On pages 73, 76 and 77 of the prospectus, the Company has revised the pro forma financial statements to separately present adjustments related to the Reorganization Transactions and adjustments related to the offering. The Company has included sub-totaled columns showing the historical financial information adjusted for the Reorganization Transactions but before the effects of the offering.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

21.	Please revise your pro forma statements of operations here and on page 19 to include separate line items for income or loss before income tax expense and income tax expense. Also, please revise to include separate line items for net income attributable to the noncontrolling interest and net income attributable to the controlling interest.

Response to Comment 21:

On pages 21, 76 and 77 of the prospectus, the Company has revised the pro forma statements of operations to include separate line items for (i) income or loss before income tax expense, (ii) income tax expense, (iii) net income attributable to the noncontrolling interest, and (iv) net income attributable to the controlling interest.

22.	We note that after the offering and transactions, you will consolidate the financial results of GS Holdings into your financial statements. Please provide us with your analysis that supports the consolidation of GS Holdings pursuant to the consolidation guidance in ASC 810-10-25 and revise your disclosure to address the basis for consolidation. As part of your response, please provide us with an estimate of the equity interest percentage you will have in GS Holdings.

Response to Comment 22:

ASC 810-10-25-1 indicates that:

For legal entities other than limited partnerships, consolidation is appropriate if a reporting entity has a controlling financial interest in another entity. The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.

GreenSky, Inc. will be the managing member of GS Holdings and will hold 100% of the management and voting power of GS Holdings and control all of the business and affairs of GS Holdings. GreenSky, Inc. will, therefore, have a controlling financial interest in GS Holdings and would consolidate the financial results of GS Holdings into GreenSky, Inc.’s financial statements.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Additionally, ASC 810-10-25-11 indicates that noncontrolling rights that would allow the noncontrolling shareholder to effectively participate in either of the following corporate actions would be considered substantive participating rights and would overcome the presumption that the investor with a majority voting interest shall consolidate its investee:

a. Selecting, terminating, and setting the compensation of management responsible for implementing the investee's policies and procedures

b. Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

The Continuing LLC Members will not have any of the rights discussed above, which rights will reside with GreenSky, Inc. Thus, the presumption that GreenSky, Inc., the investor with a majority voting interest, should consolidate GS Holdings would not be overcome.

On page 74 of the prospectus, the Company has revised Note 1 to the Pro Forma Consolidated Balance Sheet to address the basis for consolidation. The Company also has revised its disclosure on pages 11, 60 and 64 of the prospectus to address the basis for consolidation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 75

23.	You state that the majority of loans facilitated by your platform carry promotional terms and these loans have increased during the three months ended March 31, 2017. You also refer to a trend whereby an increased percentage of customers pay off their loan balance in full during the promotional period. Expand to discuss any material trends or challenges associated with the structure and terms of these loans.

Response to Comment 23:

The Company discloses on pages 87 and 88 of the prospectus under the subheading “Fair value change in FCR liability” and on page 91 under the subheading “2016 Compared to 2015” material trends associated with promotional loans, including increases in promotional loans from 2016 to 2017 and from 2015 to 2016, as well as an increased percentage of customers paying off their loan balance in full during the promotional period in 2017 as compared to 2016 and in 2016 as compared to 2015. The Company has added disclosure on pages 87 and 91 of the prospectus indicating that from 2015 to the current period, the Company has seen an increase in originations of 18 and 24 month deferred interest products (as compared to 12 month deferred interest products) as a percentage of total deferred interest product originations. As the repayment period is extended, the Company has observed an increased percentage of customers paying off their loan balance in full during the promotional

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

period. The Company is not aware of other material trends associated with the structure and terms of promotional loans. There has been no material change in the promotional loan products being offered through the GreenSky program over the past few years.

The Company also discloses on page 81 of the prospectus under the subheading “Performance of the Loans our Bank Partners Originate” the implications of the structure and terms of promotional loans, including their impact on the FCR liability, in particular.

Business Metrics, page 76

24.	Tell us what consideration was given to providing an analysis of the qualitative and quantitative changes in these metrics during each of the periods. Your analysis should address how the metrics are relevant to an investor’s understanding of the drivers and reasons for your growth and whether the changes represent any material trends. Refer to Section III.B of SEC Release No. 33-8350.

Response to Comment 24:

In the process of preparing the prospectus, the Company carefully considered the business and financial metrics that management uses to track and measure its performance, formulate business plans and make strategic decisions.  In conducting this analysis, the Company considered the Commission’s guidance in the release noted above.  As a result of this evaluation, the Company concluded that certain metrics would be helpful to demonstrate elements of the Company’s growth, including increases in active merchants, transaction volume, the size of its loan servicing portfolio and the number of its cumulative consumer accounts.  Further, the Company believes these metrics are correlated and that growth in active merchants drives growth in transaction volume, loan servicing portfolio and cumulative consumer accounts.  The Company has added disclosure on page 81 of the prospectus that expands the discussion of the Company’s efforts to grow its merchant base.

In completing its evaluation, the Company also concluded that, beyond the rapid growth in each of these metrics commensurate with the Company’s overall growth, there are no other material trends to disclose during each period.  At some point, should growth in these metrics or the Company’s overall growth profile change, a more in depth discussion of these measures and analysis of the changes and trends between periods may be appropriate and meaningful to investors.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Cumulative Consumer Accounts, page 76

25.	Please revise to address whether customer attrition is considered in your Cumulative Consumer Accounts metric. To the extent that prior customers are included, explain how such inclusion is an indicator of growth.

Response to Comment 25:

The Company has revised its disclosure on pages 7 and 81 of the prospectus to clarify that cumulative consumer accounts includes both existing and prior accounts. Although not directly correlated to revenue, cumulative consumer accounts, which include both existing and prior accounts, is a measure of the Company’s brand awareness among consumers, as well as the value of the data the Company has been collecting since its inception. The Company may use this data to support future growth by cross-marketing products and delivering potential additional customers to merchants that they may not have been able to source themselves.

Liquidity and Capital Resources, page 89

26.	Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement.

Response to Comment 26:

The Company has revised pages 98 and 99 of the prospectus to address the Tax Receivable Agreement.

The Company cannot estimate with precision the likely tax benefits it will realize as a result of its purchase of Holdco Units from the Exchanging Members, its acquisition of the equity of the Former Corporate Investors and any future exchanges of Holdco Units for shares of Class A common stock pursuant to the Exchange Agreement, and the resulting amounts the Company is likely to pay out to the TRA Parties pursuant to the Tax Receivable Agreement, although such payments are expected to be substantial. The Company will include in a future amendment an aggregate estimate of such amounts under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” beginning on page 138 of the prospectus.

27.	Please revise to address the fact that you are a holding company with no operations of your own, and that you depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Refer to Item 303(a)(1) of Regulation S-K. Please also tell us what consideration you gave to disclosing the information required by Rule 4-08(e) of Regulation S-X.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Response to Comment 27:

The Company has revised page 94 of the prospectus to address the fact that it is a holding company with no operations of its own, and that it depends on its subsidiaries for cash. The Company has disclosed restrictions or other factors that could inhibit its subsidiaries’ ability to pay dividends or make other distributions to the parent company. The Company has also disclosed that it currently does not anticipate that such restrictions will impact its ability to meet its cash obligations.

On page F-38 of the prospectus, the Company has revised Note 15 to the consolidated financial statements of GSLLC to address Rule 4-08(e) of Regulation S-X regarding disclosure of restrictions that limit the payment of dividends by the registrant.

Contractual Obligations, page 92

28.	Please revise to disclose that the payments you may be required to make under the Tax Receivable Agreement may be significant, and are not reflected in the table.

Response to Comment 28:

The Company has revised page 99 of the prospectus to disclose that the payments it may be required to make under the Tax Receivable Agreement may be significant and are not reflected in the contractual obligations tables.

Critical Accounting Policies and Estimates

Share-based compensation, page 93

29.	Please revise to include a discussion of the methods used to determine the fair value of the underlying Class A units and the nature of the material assumptions involved.

Response to Comment 29:

The Company has revised pages 101 and 102 of the prospectus to include a discussion of the methods used to determine the fair value of the underlying Class A units and the nature of the material inputs and assumptions involved.

30.	Revise to clarify whether the “fair value” ranges on page 94 represent the fair value of the underlying Class A unit or the fair value of the Class A unit option.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Response to Comment 30:

The Company has revised page 100 of the prospectus to clarify that the line item in question represents the fair value of the Class A unit option. The Company has also included another line item to disclose the fair value of the underlying Class A unit.

Business

Our Market Opportunity, page 97

31.	You refer to the size of the home improvement market here and in your summary. Clarify whether the total market figure only includes larger purchases, which you indicate is the targeted market, or whether it includes less expensive home improvement items that would typically not be financed.

Response to Comment 31:

The Company has added disclosure on pages 3 and 106 of the prospectus clarifying that the total market figure includes less expensive home improvement items or projects that typically would not be financed.

Our Growth Opportunities

“Expand into New Industry Verticals, Including Online Retail ...,” page 103

32.	To the extent that you refer to opportunities in the online retail market, ensure that you balance your disclosure with the key challenges and risks associated with entering this market, including any competitive conditions.

Response to Comment 32:

The Company has added disclosure on pages 111 and 112 of the prospectus discussing the key challenges and risks associated with entering the online retail market, including competitive conditions.

“Leverage Our Current Customer Base ...,” page 104

33.	To the extent that data collected from prior customers allows you to cross-market products to such customers, as suggested by your discussion of the Cumulative Consumer Accounts measure, revise to briefly describe this revenue opportunity.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Response to Comment 33:

The Company has added disclosure on page 112 of the prospectus briefly describing the revenue opportunity associated with cross-marketing products to prior customers.

Compliance, page 106

34.	You refer to the process for handling complaints about merchants. Describe any dispute resolution mechanisms you have implemented to address disputes between merchants and consumers. Also discuss resulting material risks to your business or potential liabilities related to such disputes.

Response to Comment 34:

The Company has added disclosure on page 115 of the prospectus describing dispute resolution mechanisms it has implemented to address disputes between merchants and consumers. The Company has also added disclosure discussing material risks to its business and potential liabilities related to such disputes.

35.	Expand to describe any processes under which you screen the merchants that use your platform. To the extent there are material differences in the screening process between industry verticals, describe the key elements for each vertical, if material.

Response to Comment 35:

The Company has added disclosure on page 115 of the prospectus describing the process under which it screens merchants that use the Company’s platform.

Executive Compensation

Summary Compensation Table, page 114

36.	Expand footnote no. 1 to describe the general factors used in making the discretionary bonus awards, and footnote no. 2 to briefly describe the factors used in making profit interest awards. Refer to Item 402(o) of Regulation S-K.

Response to Comment 36:

The awards were discretionary and were not based upon performance metrics or other objectively identifiable criteria, other than general alignment with compensation levels. On page 122 of the prospectus, the Company has expanded footnotes 1 and 2 to provide this clarification.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Description of Capital Stock

Common Stock, page 138

37.	You state that Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by “applicable law.” Expand to describe such instances.

Response to Comment 37:

The Company has expanded the disclosure on page 146 of the prospectus to describe instances when the holders of outstanding shares of Class A common stock and Class B common stock would be entitled to vote separately as different classes.

Other Matters, page 139

38.	To the extent that Class B shares held by executive officers will not be converted to Class A shares if they are no longer employed by the company, please state this.

Response to Comment 38:

The Company has added disclosure on page 147 of the prospectus indicating that following the Reorganization Transactions, Holdco Units (and corresponding shares of Class B common stock) will be subject to the same vesting and/or forfeiture conditions as the previously held securities in GS Holdings. The Company has added further disclosure to clarify that Holdco Units (and shares of Class B common stock) issued in the Reorganization Transactions to an Original Profits Interests Holder that is an executive officer would be forfeited if such individual is no longer employed by the Company.

Consolidated Financial Statements of GreenSky, LLC (“GSLLC”)

Consolidated Statements of Operations, page F-7

39.	The line item “cost of revenue” does not appear to include depreciation and amortization expense. Please tell us how you considered the guidance in SAB Topic 11:B in presenting your measure of gross profit.

Response to Comment 39:

SAB Topic 11:B specifically addresses that if cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

description of the line item should reflect such exclusions. Given that the Company’s cost of revenue line item excludes the Company’s depreciation and amortization expense, the Company has revised the “cost of revenue” line item to include the recommended language in SAB 11:B. As such, in all future filings with the Commission, instances of the “cost of revenue” line item will further state “(exclusive of depreciation and amortization shown separately below).”

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-14

40.	Please revise to clarify how transaction fees are determined. In this regard, we note disclosure elsewhere that would appear to indicate that the fee is based on a percentage of the transaction volume.

Response to Comment 40:

On page F-14 of the prospectus, the Company has revised Note 1 to clarify that its transaction fee is a one-time fee, which includes both a merchant and an interchange component. Both the merchant and interchange components are calculated by multiplying a set fee percentage by the dollar amount of a loan at the point of origination. Each merchant is presented with the Company’s transaction fee schedule, meaning that there is no judgment or uncertainty regarding the fee that merchants owe the Company upon completing a sale with a loan originated by each of the Bank Partners.

41.	Please revise to disclose the amount of merchant rebates included in transaction revenue for each period presented. Refer to ASC 605-50-50.

Response to Comment 41:

On pages F-14 and F-15 of the prospectus, the Company has revised Note 1 to disclose the amount of merchant rebates included in transaction revenue for each period presented.

42.	Please disclose when servicing fees are earned and when revenue is recognized for these fees.

Response to Comment 42:

The Company has added disclosure on page F-15 of the prospectus disclosing when servicing fees are earned and when revenue is recognized for those fees, as discussed below.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Servicing fees are earned for performing monthly servicing activities. In accordance with ASC 605-10-S99, these fees are recognized on a monthly basis because the Company determined that:

•	Persuasive evidence of an arrangement exists. The Company has executed servicing contracts with its Bank Partners, which stipulate that a servicing fee will be payable to GreenSky based on the average loans outstanding in any particular month that are serviced by GreenSky.
•	Delivery has occurred or services have been rendered. Services are rendered throughout the month, and shortly after month end, GreenSky delivers to each Bank Partner a monthly servicer report and other servicing related deliverables.
•	Fixed and determinable pricing is in place. As mentioned above, the fixed servicing fee is in force through an executed servicing agreement.
•	Collectability is reasonably assured. The servicing fee calculation is very straightforward and transparent, and Bank Partners have consistently demonstrated the ability to settle on a monthly basis.

Given the above, the Company considers its fixed servicing fees to be realized and earned when a loan is funded and, therefore, servicing fees are recognized on a monthly basis.

Note 10. Share-Based Compensation, page F-27

43.	We note that there was no incremental share-based compensation expense recognized when certain unit options were modified to include a cap. Please explain to us how you arrived at this conclusion and refer to the authoritative accounting guidance you relied upon.

Response to Comment 43:

In accordance with ASC 718-20-35-3, the issuance of profits interests to replace unit option awards was considered a modification of the terms or conditions of an equity award and was treated as an exchange of the original award for a new award. The Company evaluated the factors set forth in ASC 718-20-35-3 (a) through (c) in determining the fair value of the awards at the date of modification.

The Company followed the guidance in ASC 718-10-55-11 to measure the fair value of the original unit option awards immediately before modification and the fair value of profits interests awards as of the modification date. Based on the Company’s analysis, the Company noted that there was no incremental cost that resulted from the modification that would be required to be recognized as of the modification date. Further, the Company did not expect the

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

modification to result in changes to the number of awards expected to vest, as vesting conditions were similar in nature to the original option awards. Therefore, the Company concluded that the total compensation cost to be recognized for the profits interests awards was equal to the fair value of the grant-date fair value of the original award. This was the expected result, as the purpose of this modification was to convert a portion of the share-based award to a profits interests while maintaining identical payoff and vesting characteristics to that of an unmodified option. As such, an option that is capped at $76.00 per unit with a companion profits interests with a threshold value of $76.00 is economically equivalent to an option without a cap.

Other

44.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 44:

The Company confirms that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

45.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment 45:

The Company confirms that it will supplementally provide the Staff with copies of any graphical materials or artwork that the Company intends to use in the prospectus, as soon as such items become available.

BY EDGAR AND FEDEX

Ms. Barbara C. Jacobs

September 22, 2017

Sincerely,

/s/ Brinkley Dickerson

Brinkley Dickerson

cc:      David Zalik, GreenSky, Inc.

Enclosure